UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2023

PATHFINDER ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40074	98-1575384
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1950 University Avenue Suite 350 Palo Alto, CA 94303	94129
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 321-4910

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant	PFDRU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	PFDR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PFDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, On October 3, 2022, Pathfinder Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“Pathfinder”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Pathfinder, Movella Inc., a Delaware corporation (“Movella”), and Motion Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Pathfinder (“Merger Sub”). The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were approved by the boards of directors of each of Pathfinder, Movella and Merger Sub and Pathfinder in its capacity as the sole shareholder of Merger Sub. On October 31, 2022, Pathfinder filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-268068) (the “Registration Statement”), which contained a preliminary prospectus of Pathfinder and a preliminary proxy statement, for the solicitation of proxies for the vote on the Business Combination and other matters to be presented at the special meeting of Pathfinder shareholders to be held on February 8, 2023 (the “Extraordinary General Meeting”). On January 13, 2023, the SEC declared the Registration Statement effective and, on January 17, 2023, Pathfinder filed a definitive proxy statement/prospectus relating to the Extraordinary General Meeting (the “Proxy Statement”). Pathfinder filed a supplement to the Proxy Statement on January 18, 2023.

On November 21, 2022 and November 23, 2022, respectively, Pathfinder received two demand letters from purported shareholders of Pathfinder claiming certain alleged material omissions in the Proxy Statement.

While Pathfinder believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Pathfinder has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Pathfinder specifically denies all allegations in the demand letters that any additional disclosure was or is required. Pathfinder believes these purported shareholders’ claims are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Supplements to the disclosure in the Proxy Statement are marked, with new text bold and underlined, and deleted text bold and stricken through.

The Proxy Statement is hereby amended as follows:

The following disclosure supplements the first Question and Answer on page 10 of the Proxy Statement and replaces the first full paragraph under the heading “Fees and Expenses” on page 183 of the Proxy Statement.

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to the Pathfinder Board, Pathfinder agreed to pay Duff & Phelps a fee of $475,000. $75,000 of the fee was payable upon execution of the engagement letter, $75,000 ~~A portion~~ of the fee was payable upon delivery of the Opinion and $325,000 ~~a portion~~ is payable upon consummation of the Business Combination.

The following disclosure supplements and replaces the second full paragraph on page 156 of the Proxy Statement under the heading “Background to the Business Combination.”

Following the termination of the A&R ServiceMax BCA, Pathfinder’s officers and directors recommenced an active search for potential business combination targets using the aforementioned criterion and resources. During this search, as of the middle of 2021, Pathfinder, Sponsor, its affiliates and its representatives initiated contact with or were contacted by various representatives and advisors of more than 100 companies with respect to a potential business combination. Pathfinder entered into non-disclosure agreements with 19 of these potential business combination targets for purposes of performing due diligence and evaluating and analyzing these companies as potential business combination targets, and Pathfinder submitted non-binding term sheets to three of these potential business combination targets that Pathfinder believed, based on, among other things, its preliminary due diligence and evaluation and the business experience and existing industry knowledge of its directors and officers, were suitable for a potential business combination. The confidentiality agreement between Movella and Pathfinder contained customary non-disclosure, non-solicit, standstill and non-use provisions and obligated the parties thereto to protect confidential information thereunder for so long as such information is retained by any such party.

The following supplements and replaces the disclosure in the first full paragraph on page 162 of the Proxy Statement under the heading “Background to the Business Combination.”

Between September 20, 2022 and October 2, 2022, K&E and Pillsbury exchanged multiple drafts of the Company Transaction Support Agreement and the Sponsor Letter Agreement, each of which were executed on October 3, 2022, concurrently with the execution of the Business Combination Agreement. In the context of negotiating the other ancillaries to the Business Combination Agreement, the parties agreed that the New Movella board of directors would consist of seven directors, divided as evenly as practicable into three classes (Class I, II and III). The parties agreed that six of the directors would be designated by Movella in consultation with Pathfinder, with one of those individuals being the initial independent director designated by FP, and one director would be designated by Pathfinder as a Class II director. Other than with respect to board representation, at no time during the parties’ negotiations with respect to the merger did representatives of Pathfinder and Movella engage in discussions regarding post-transaction employment of any Pathfinder employees.

Extraordinary General Meeting

As previously announced, the Extraordinary General Meeting will be held at 10:00 a.m., Eastern Time, on February 8, 2023, at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at https://www.cstproxy.com/pathfinderacquisition/sm2023, unless the Extraordinary General Meeting is adjourned. The purpose of the Extraordinary General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement. All information about the Extraordinary General Meeting, including the Proxy Statement, is available at https://www.cstproxy.com/pathfinderacquisition/sm2023.

No Offer or Solicitation

This Current Report on Form 8-K (this “Report”) is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination between Movella and Pathfinder. This Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Pathfinder or Movella, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Pathfinder and Movella and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of Pathfinder is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Pathfinder and a description of their direct and indirect interests in Pathfinder, by security holdings or otherwise, is included in the Proxy Statement filed with the SEC on January 17, 2023. Shareholders, potential investors and other interested persons should read the Proxy Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated below.

Additional Information and Where To Find It

In connection with the Business Combination, Pathfinder filed the Registration Statement with the SEC, which includes the Proxy Statement that was distributed to holders of Pathfinder’s ordinary shares in connection with Pathfinder’s solicitation of proxies for the vote by Pathfinder’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Movella’s shareholders in connection with the Business Combination. On January 13, 2023, the SEC declared the Registration Statement effective. On January 17, 2023, Pathfinder commenced mailing the Proxy Statement to holders of its ordinary shares as of January 13, 2023, the record date to be established for voting on the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they contain important information about Pathfinder, Movella, and the Business Combination. Investors and security holders may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus, definitive proxy statement/prospectus and other documents filed with the SEC by Pathfinder through the website maintained by the SEC at http://www.sec.gov. The documents filed by Pathfinder with the SEC also may be obtained free of charge at Pathfinder’s website at www.pathfinderacquisition.com or upon written request to Pathfinder at 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

Cautionary Statement Regarding Forward Looking Statements

This Report contains “forward-looking statements” regarding Pathfinder, Movella, and the combined company. Statements in this Report that are not historical in nature may constitute forward-looking statements. In addition, any statements that refer to Pathfinder’s, Movella’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or estimates, including with respect to financial or other performance or valuation metrics or market size or opportunity, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Report, and on the current expectations of Pathfinder’s or Movella’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report include, but are not limited to, statements regarding the following: Pathfinder’s or Movella’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the anticipated timing of the closing of the Business Combination and the transactions contemplated thereby; the statements relating to the Francisco Partners financing, including the funds to be provided in connection therewith.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pathfinder’s or Movella’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Although each of Pathfinder and Movella believes that it has a reasonable basis for each forward-looking statement contained in this Report, each of Pathfinder and Movella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These risks and uncertainties include, but are not limited to, the following: (i) Pathfinder’s and Movella’s ability to complete the Business Combination, including the Francisco Partners financing, during the anticipated timeframe or at all; (ii) Movella’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the Business Combination; (iii) the funds in the trust account being available to Pathfinder or the combined company; (iv) Pathfinder’s or the combined company’s ability to obtain additional financing to complete the Business Combination; (v) Pathfinder’s public securities’ liquidity and trading and those of the combined company; (vi) the lack of a market for Pathfinder’s or the combined company’s securities; (vii) the use of funds not held in the trust account or available to Pathfinder from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Movella’s financial performance; (x) the impact of the COVID-19 pandemic, macroeconomic conditions, and geopolitical crises; (xi) the number of Pathfinder shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Movella is engaged; (xv) management of growth; (xvi) Movella’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) risks related to regulatory matters, as well as the factors described under the heading “Risk Factors” in Pathfinder’s Annual Report on Form 10-K for the year ended December 31, 2021, Pathfinder’s registration statement on Form S-1 (File No. 333-252498), the registration statement on Form S-4 discussed above, and other documents filed by Pathfinder from time to time with the SEC.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pathfinder nor Movella presently know or that Pathfinder and Movella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pathfinder’s and Movella’s expectations, plans or forecasts of future events and views as of the date of this Report. Pathfinder and Movella anticipate that subsequent events and developments will cause Pathfinder’s and Movella’s assessments to change. However, while Pathfinder and Movella may elect to update these forward-looking statements at some point in the future, Pathfinder and Movella specifically disclaim any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing Pathfinder’s and Movella’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2023

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer